Filed Pursuant to Rule 433
Registration No. 333-177645

PRICING TERM SHEET

Unilever Capital Corporation

2.200% Notes due 2019

jointly, severally, fully and unconditionally guaranteed by

Unilever N.V.

Unilever PLC

Unilever United States, Inc.

Issuer:	Unilever Capital Corporation

Guarantors:	Unilever N.V. Unilever PLC Unilever United States, Inc.

Ticker:	UNANA

Security Type:	SEC Registered Senior Notes

Rating:	A1/A+

Principal Amount:	$750,000,000

Maturity:	March 6, 2019

Coupon:	2.200%

Public Offering Price:	98.853%

Yield to Maturity:	2.424%

Spread to Benchmark Treasury:	T+75bps

Benchmark Treasury:	UST 1.500% due August 31, 2018

Benchmark Treasury Yield:	1.674%

Benchmark Treasury Price:	99-05+

Net Proceeds:	$738,772,500

Minimum Denominations:	$100,000 and any integral multiple of $1,000 above that amount

CUSIP/ISIN:	904764AQ0 / US904764AQ09

Trade Date:	September 3, 2013

Pay Dates:	Semi-annually on March 6 and September 6, commencing March 6, 2014

Make-Whole:	UST+15bps

Settlement:	September 6, 2013 (T+3)

Bookrunners:	Citigroup Global Markets Inc. HSBC Securities (USA) Inc. J.P. Morgan Securities LLC Morgan Stanley & Co. LLC

The issuer and the guarantors have filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer and the guarantors have filed with the SEC for more complete information about the issuer, the guarantors and this offering.  You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov.  Alternatively, the issuer or any dealer participating in the offering will arrange to send you the prospectus if you request it by (i) calling Citigroup Global Markets Inc. toll-free at 1-800-831-9146, (ii) calling HSBC Securities (USA) Inc. toll-free at 1-866-811-8049, (iii) calling J.P. Morgan Securities LLC collect at 1-212-834-4533, or (iv) by calling Morgan Stanley & Co. LLC toll-free at 1-866-718-1649.